Exhibit 99.1
ENCORE ENERGY PARTNERS LP
RATIO OF EARNINGS TO FIXED CHARGES
($ in thousands)

	Three months ended March 31,
	2010	2009

Income before income taxes	$17,439	$2,077
Adjustments:
Add fixed charges:
Interest expense	3,359	2,216
Rental expense attributable to interest	99	88

Total fixed charges	3,458	2,304

Adjusted earnings	$20,897	$4,381

Ratio of earnings to fixed charges	6.0	1.9